United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G / A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

AURIS MEDICAL HOLDING AG

(Name of Issuer)

Common Shares

(Title of Class of Securities)

H03579101

(CUSIP Number)

December 31, 2017_

(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H03579101

1.	Names of Reporting Persons Bellevue Asset Management AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,169,625
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,169,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 4.5%
12.	Type of Reporting Person (See Instructions) IA

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CUSIP No. H03579101

1.	Names of Reporting Persons Oliver Kubli
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 25,000[1]
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 25,000[1]
	8.	Shared Dispositive Power 2,169,625
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,194,625[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 4.5%
12.	Type of Reporting Person (See Instructions) IN

[1]	Includes 6,250 common shares of Auris Medical Holding AG that may be issued upon exercise of warrants held by Mr. Oliver Kubli.

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CUSIP No. H03579101

1.	Names of Reporting Persons Bellevue Group AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,169,625
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,169,625
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 4.5%
12.	Type of Reporting Person (See Instructions) CO

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Item 2

2(a) Name of Persons Filing:

This Schedule 13G is being filed by Bellevue Asset Management AG, Oliver Kubli, and Bellevue Group AG. The common shares of Auris Medical Holding AG reported in this Schedule 13G as beneficially owned by Bellevue Asset Management AG (the “Adamant Shares”) are held by BB Adamant Global Biotech, BB Adamant Global Generika, BB Adamant Global Medtech und Services, and Swisscanto (CH) Equity Fund Global Health Care (together, the “ZKB Funds”), each of which holds less than 5% of the common shares in Auris Medical Holding AG. The ZKB Funds were previously known as, respectively, Adamant Global Biotech, Adamant Global Generika, Adamant Global Medtech und Services, and ZKB Fonds Aktien Gesundheit. The ZKB Funds are managed by Bellevue Asset Management AG, which exercises dispositive power over the Adamant Shares. The Adamant Shares are sponsored by Swisscanto Fondsleitung AG, Swisscanto Holding AG, and Zurcher Kantonalbank (together, the “Sponsors”), which exercise sole voting power over the Adamant Shares. Swisscanto Fondsleitung AG and Swisscanto Holding AG are successors by merger to, respectively, Balfidor Fondsleitung AG and Balfidor Holding AG. Mr. Kubli is a Senior Portfolio manager for the ZKB Funds. He disclaims beneficial ownership of the Adamant Shares except to the extent of his pecuniary interest therein. The Sponsors are unrelated to Bellevue Asset Management AG, Mr. Kubli, and Bellevue Group AG.

2(b) Address of Principal Business Office or, if none, Residence:

The business address of each of Bellevue Group AG and Bellevue Asset Management AG is Seestrasse 16, Kuesnacht, Switzerland.

The business address of Mr. Kubli is Freischuetzgasse 3, Zurich, Switzerland.

2(c) Citizenship:

Bellevue Group AG: Switzerland

Bellevue Asset Management AG: Switzerland.

Oliver Kubli: Switzerland.

2(d) Title of Class of Securities Common Shares

2(e) CUSIP Number H03579101

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Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,194,625[2]

(b)	Percent of class: 4.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 25,000[2]

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 25,000[2]

(iv)	Shared power to dispose or to direct the disposition of 2,194,625[2]

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 7. Identification and Classification of Members of the Group.

This statement is filed jointly by Bellevue Group AG and Bellevue Asset Management AG, Bellevue Asset Management AG is a wholly-owned subsidiary of Bellevue Group AG.

[2]	Includes 6,250 common shares of Auris Medical Holding AG that may be issued upon exercise of warrants held by Mr. Oliver Kubli.

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Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bellevue Asset Management AG

Date: February 13, 2018	By:	/s/ Cyrill Zimmermann
Signatory Authority
	Name:	Cyrill Zimmermann
	Title:	Signatory Authority

Date: February 13, 2018	By:	/s/ Michael Hutter
Signatory Authority
	Name:	Michael Hutter
	Title:	Signatory Authority
Oliver Kubli
Date: February 13, 2018	By:	/s/ Oliver Kubli
	Name:	Oliver Kubli

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Bellevue Group AG

Date: February 13, 2018	By:	/s/ Daniel Koller
Signatory Authority
	Name:	Daniel Koller
	Title:	Signatory Authority

Date: February 13, 2018	By:	/s/ Michael Hutter
Signatory Authority
	Name:	Michael Hutter
	Title:	Signatory Authority

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Exhibit A

Exhibit A: Agreement by and between Bellevue Asset Management AG, Oliver Kubli and Bellevue Group AG with respect to the filing of this disclosure statement.*

*	Previously filed as an exhibit to Bellevue Asset Management AG, Oliver Kubli and Bellevue Group AG’s Schedule 13G filed with the Securities and Exchange Commission on March 31, 2016.